                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 6)

                              KAFUS INDUSTRIES LTD.
                              ---------------------
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
                         -------------------------------
                         (Title of Class of Securities)

                                   482910 10 6
                                  ------------
                                 (CUSIP Number)

                                  Julia Murray
                            General Counsel - Finance
                            Enron North America Corp.
                                1400 Smith Street
                              Houston, Texas 77002
                                 (713) 853-6161
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 7, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:[ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.: 482910 10 6


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              ECT Merchant Investments Corp.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER

        NUMBER OF                       0
          SHARES             ---------------------------------------------------
       BENEFICIALLY              8      SHARED VOTING POWER
         OWNED BY
           EACH                         3,108,499
        REPORTING            ---------------------------------------------------
          PERSON                 9      SOLE DISPOSITIVE POWER
           WITH
                                        0
                             ---------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                        3,108,499
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,108,499
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 [ ]
              N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.: 482910 10 6


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Sundance Assets, L.P.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER

        NUMBER OF                       0
          SHARES             ---------------------------------------------------
       BENEFICIALLY              8      SHARED VOTING POWER
         OWNED BY
           EACH                         10,199,520
        REPORTING            ---------------------------------------------------
          PERSON                 9      SOLE DISPOSITIVE POWER
           WITH
                                        0
                             ---------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                        10,199,520
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,199,520
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 [ ]
              N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.5%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.: 482910 10 6


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Enron North America Corp.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER

        NUMBER OF                       0
          SHARES             ---------------------------------------------------
       BENEFICIALLY              8      SHARED VOTING POWER
         OWNED BY
           EACH                         14,058,019
        REPORTING            ---------------------------------------------------
          PERSON                 9      SOLE DISPOSITIVE POWER
           WITH
                                        0
                             ---------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                        14,058,019
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              14,058,019
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 [ ]
              N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              35.7%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.: 482910 10 6


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Enron Corp.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Oregon
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER

        NUMBER OF                       0
          SHARES             ---------------------------------------------------
       BENEFICIALLY              8      SHARED VOTING POWER
         OWNED BY
           EACH                         14,058,019
        REPORTING            ---------------------------------------------------
          PERSON                 9      SOLE DISPOSITIVE POWER
           WITH
                                        0
                             ---------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                        14,058,019
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              14,058,019
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 [ ]
              N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              35.7%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                           STATEMENT ON SCHEDULE 13D/A

Note: This Schedule 13D/A amendment is being filed by (i) Sundance Assets, L.P. ("Sundance"), (ii) Enron North America Corp. ("ENA"; formerly named Enron Capital & Trade Resources Corp.), (iii) Enron Corp. ("Enron"), and (iv) ECT Merchant Investments Corp. ("ECT Merchant"), which are collectively referred to as the "Reporting Entities." All information with respect to Kafus Industries, Ltd., a British Columbia corporation (the "Issuer"), is presented to the best knowledge and belief of the Reporting Entities. The joint Schedule 13D of Enron and ENA dated July 27, 1997, as amended by Schedule 13D/As dated September 4, 1998, January 12, 1999, March 22, 1999, January 3, 2000, and March 20, 2000, is
further amended by the following:

Item 2. Identity and Background.

The Schedules to this statement report current information regarding the officers and directors of ECT Merchant, Enron Ponderosa Management Holdings, Inc. ("EPMH"), ENA, and Enron. None of the Reporting Entities nor, to their knowledge, any person listed on the Schedules hereto, has been, during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration; Item 4. Purpose of Transaction and Item 5. Interest in Securities of the Issuer.

         A. Changes in Reported Information. This Schedule 13D amendment reports: (i) the purchase by ECT Merchant of a convertible promissory note, (ii) the purchase by ECT Merchant of a 100,000 share warrant, (iii) the execution of certain releases and registration rights and other agreements related to the purchase of the foregoing instruments, (iv) the expected accrual of a right to obtain approximately

272,480 shares of common stock, no par value per share ("Common Stock"), that are payable as dividends on the Series I Preference Shares (the "Preference Shares") for the first semiannual period of 2000, (v) the appointment of an ENA nominee to the Issuer's board of directors, and (vi) the accrual of additional convertible interest on the Term A Note. These events are further described as follows:
                  (i). Term Loan D. On June 7, 2000, the Issuer issued to ECT Merchant a Convertible Promissory Note (Term Loan D), dated as of June 5, 2000, in the original principal amount of $1,000,000 (the "Term D Note") in consideration of $1,000,000 in principal advanced thereunder. The outstanding principal balance and interest accrued on the note (which accrues at 15% simple interest per annum) are convertible at any time at the holder's option into Common Stock at a price per share equal to the lesser of (a) U.S.$4.00 and (b) the trade weighted average price of such shares (as reported on Bloomberg) for the five trading days preceding conversion. At an estimated trade weighted average price of $3.67, the principal component would convert into approximately 271,000 shares of Common Stock. A copy of Term D Note is attached hereto as
Exhibit 2.
                  (ii). June 2000 Warrant. On June 7, 2000, the Issuer also issued to ECT Merchant a warrant to acquire 100,000 shares of Common Stock (the "June 2000 Warrant"). The exercise price of this warrant, subject to certain antidilution adjustments, is equal to the lesser of (a) U.S.$4.00 and (b) the trade weighted average price (as reported on Bloomberg) of such shares for the five trading days preceding conversion. The exercise period of the June 2000 Warrant terminates on June 30, 2010. A copy of the June 2000 Warrant is attached hereto as Exhibit 3. Both the Term D Note and the June 2000 Warrant were purchased pursuant to an Amendment to Amended and Restated Note Agreements dated as of June 5, 2000 among the Issuer, ECT Merchant, Sundance, and ENA, in its capacity as Servicer of certain investments held by ENA CLO I Holding Company I L.P. (the "Note Agreement Amendment"). A copy of the Note Agreement Amendment is attached hereto as Exhibit 1.

                  (iii). Related Agreements. In consideration of the advancement of the loan represented by the Term D Note, the Issuer also (a) granted the release set forth as Exhibit 5, (b) granted certain registration rights with respect to the Term D Note and the Warrants pursuant to the Registration Rights Agreement set forth as Exhibit 4, and (c) executed an Amendment to Warrant Agreement dated as of June 5, 2000 between the Issuer and ECT Merchant in the form set forth as Exhibit 6. This Amendment to Warrant Agreement amended the Warrant Agreement dated as of March 11, 1999 to incorporate the June 2000 Warrant.
                  (iv). Expected Accrual of Dividend Rights. Assuming that the Average Price of the Common Stock during the 30-day period preceding June 30, 2000 will be approximately $3.67, Sundance will be entitled to receive 272,480 shares of Common Stock on June 30, 2000 in payment of dividends accrued on the Preference Shares.

                  (iv). Appointment of Director. Mr. Randy Maffett, a Vice President of ENA, was appointed to the board of directors of the Issuer on June 5, 2000.

                  (v). Expected Accrual of Convertible Interest. Assuming that the Average Price of the Common Stock during the 30-day period preceding June 10, 2000 would be approximately $3.67, the interest accrued through such date with respect to the Convertible Promissory Note (Term Loan A) dated as of December 31, 1998 can be converted into approximately 413,164 shares of Common Stock.

         B. Beneficial Ownership.

                  (i) Sundance. Sundance directly owns 1,730,001 shares of Common Stock. It also holds the following instruments that, subject to antidilution adjustments, are exercisable or convertible within the next sixty days into an aggregate of 10,199,520 shares of Common Stock: (a) five warrants to purchase 1,000,000, 500,000, 750,000, 45,000, and 250,000 shares of Common
Stock, respectively, which are immediately exercisable, (b) 15,000 Series I Preference Shares ("Preference Shares"), which may be converted into 3,750,000 shares of Common Stock at any time, (c) a Convertible Promissory

Note (Term Loan A) issued by the Issuer in the original principal amount of $10 million (the "Term Loan A Note"), which has (x) a principal balance of $10 million that may be converted into 1,250,000 shares of Common Stock at any time and (y) an interest component which, including the interest accrued through June 15, 1999, may be converted upon conversion of such note into 413,164 shares of Common Stock (assuming an Average Price of the Common Stock during the 30-day period preceding June 15, 2000 of approximately $3.67), and (d) a right to accrued dividends on the Preference Shares in the expected amount of 511,355 shares of Common Stock. If Sundance converted or exercised all instruments and securities held by it that are convertible or exercisable within sixty days, the 10,199,520 shares it would hold would represent approximately 26.5% of the Issuer's outstanding Common Stock.

                  (ii) ECT Merchant. ECT Merchant holds (a) 2,099,999 shares of Common Stock, (b) immediately exercisable warrants to acquire 487,500, 150,000 and 100,000 shares of Common Stock, and (c) the Term D Note, the principal component of which is exercisable into approximately 271,000 shares of Common Stock. If ECT Merchant exercised its warrants, the 3,108,499 shares it would hold would represent approximately 10.0% of the Issuer's outstanding Common Stock.

                  (iii) ENA. ENA holds 750,000 shares of Common Stock. When aggregated with the shares beneficially owned by ECT Merchant and Sundance, these 14,058,019 shares would represent approximately 35.7% of the Issuer's outstanding Common Stock that would be outstanding upon the exercise and conversion of the foregoing securities.

                  (iv) Enron. The 14,058,019 shares of Common Stock in the aggregate that are beneficially owned by Sundance, ECT Merchant, and ENA collectively represent approximately 35.7% of the Issuer's outstanding Common Stock that would be outstanding upon the exercise and conversion of the foregoing securities.

         C. Disclaimer of Beneficial Ownership. Because of their control relationships, Enron may be deemed to beneficially own the shares held by ENA, and ENA may be deemed to beneficially own both the 10,199,520 shares beneficially owned by Sundance and the 3,108,499 shares beneficially owned by ECT Merchant. Further, ENA, Enron, Ponderosa Assets, L.P., which is Sundance's general partner ("Ponderosa"), and Enron Ponderosa Management Holdings, Inc. ("EPMH"), which is Ponderosa's general partner, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Sundance. Similarly, ENA and Enron could be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by ECT Merchant. Enron and ENA each hereby disclaims beneficial ownership of all Common Stock which it does not directly own, and the filing of this statement on
Schedule 13D/A shall not be construed as an admission that ECT Merchant, Sundance, Ponderosa, EPMH, ENA, Enron or any person listed on the Schedules hereto is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement. All percentage ownership calculations utilized herein are calculated in accordance with Rule 13-d-3(d)(1)(i)(D) and assume that 29,952,569 shares of Common Stock are actually outstanding on the date of this statement.

         D. Other Instruments. In addition to the shares of Common Stock reported herein, the Reporting Persons hold convertible promissory notes and other instruments that entitle or require the Reporting Entities to purchase a substantial number of shares of Common Stock. Such shares are not reported herein as being beneficially owned because the instruments do not entitle the holder to acquire shares within 60 days after the filing of this statement, except upon the occurrence of extraordinary and unpredictable events, such as a default on indebtedness. Other than the transactions described herein and in the previously filed Schedule 13D/As, none of the Reporting Entities, nor, to their knowledge, Ponderosa, EPMH or any of the persons named in Schedule I hereto, has effected any transaction in the Common Stock during the preceding sixty days.

Item 7. Material to Be Filed as Exhibits.

         Exhibit 1.        Amendment to Note Agreements among the Issuer,
                           ECT Merchant, Sundance, ENA CLO I Holding Company I L.P. ("ENA CLO"), and ENA, as Servicer of certain investments held by ENA CLO.

         Exhibit 2. Convertible Promissory Note (Term Loan D) dated as of June 5, 2000 issued by the Issuer to ECT Merchant

         Exhibit 3. Warrant dated as of June 5, 2000 issued by the Issuer to ECT Merchant in the amount of 100,000 shares

         Exhibit 4. Registration Rights Agreement dated as of June 5, 2000 between the Issuer and ECT Merchant

         Exhibit 5. Release of Claims dated as of June 5, 2000 by the Issuer in favor of ECT Merchant and its affiliates

         Exhibit 6. Amendment to Warrant Agreement dated as of June 5, 2000 between the Issuer and ECT Merchant

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: June 19, 2000                    SUNDANCE ASSETS, L.P.
                                       By: Ponderosa Assets, L.P.
                                           its general partner
                                       By: Enron Ponderosa Management
                                           Holdings, Inc. its general partner


                                       By: /s/ JULIA HEINTZ MURRAY
                                          ------------------------
                                       Name: Julia Heintz Murray
                                       Title: Managing Director, General
                                              Counsel, Finance, and Secretary


Date: June 19, 2000                    ENRON NORTH AMERICA CORP.


                                       By: /s/ JULIA HEINTZ MURRAY
                                          ------------------------
                                       Name: Julia Heintz Murray
                                       Title: Managing Director, General
                                              Counsel, Finance, and Secretary


Date: June 19, 2000                    ENRON CORP.


                                       By: /s/ ANGUS H. DAVIS
                                          ------------------------
                                       Name:   Angus H. Davis
                                       Title:  Vice President and
                                               Deputy Corporate Secretary


Date: June 19, 2000                    ECT MERCHANT INVESTMENTS CORP.


                                       By: /s/ JULIA HEINTZ MURRAY
                                          ------------------------
                                       Name: Julia Heintz Murray
                                       Title: Managing Director, General
                                              Counsel, Finance, and Secretary

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                            ENRON NORTH AMERICA CORP.
                (FORMERLY ENRON CAPITAL & TRADE RESOURCES CORP.)


Name and Business Address                         Citizenship    Position and Occupation
-------------------------                         -----------    -----------------------
Each of the following person's
business address is 1400 Smith
Street, Houston, TX 77002

Mark A. Frevert                                     U.S.A.       Director; Chairman of the Board, Chief Executive
                                                                 Officer and Managing Director

Mark E. Haedicke                                    U.S.A        Director; Managing Director and General Counsel

David W. Delainey                                   U.S.A        Director; President and Chief Operating Officer

Philippe A. Bibi                                    U.S.A.       Managing Director

Wesley H. Colwell                                   U.S.A        Managing Director

Michael J. Kopper                                   U.S.A        Managing Director

John J. Lavorato                                    U.S.A.       Managing Director

Danny J. McCarty                                    U.S.A        Managing Director

Jere C. Overdyke, Jr.                               U.S.A        Managing Director

Brian L. Redmond                                    U.S.A.       Managing Director

Jeffrey A. Shankman                                 U.S.A        Managing Director

John R. Sherriff                                    U.S.A        Managing Director

Colleen Sullivan-Shaklovitz                         U.S.A.       Managing Director

Robert J. Hermann                                   U.S.A.       Managing Director and General Tax Counsel

Vince J. Kaminski                                   U.S.A.       Managing Director

Julia Heintz Murray                                 U.S.A.       Managing Director, General Counsel, Finance and
                                                                 Secretary

Raymond M. Bowen, Jr.                               U.S.A.       Managing Director and Treasurer

Name and Business Address                         Citizenship    Position and Occupation
-------------------------                         -----------    -----------------------
Janet R. Dietrich                                   U.S.A.       Managing Director

George A. McClellan, III                            U.S.A.       Managing Director

Gary J. Hickerson                                   U.S.A.       Managing Director

Jeffrey M. Donahue                                  U.S.A.       Managing Director

Lawrence G. Whalley                                 U.S.A.       Managing Director

                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                                   ENRON CORP.


Name and Business Address                         Citizenship    Position and Occupation
-------------------------                         -----------    -----------------------
Robert A. Belfer                                    U.S.A.       Director; Chairman, President and Chief Executive
Belco Oil and Gas Corp.                                          Officer, Belco Oil & Gas Corp.
767 Fifth Avenue, 46th Fl.
New York, NY 10153

Norman P. Blake, Jr.                                U.S.A.       Director; Chief Executive Officer and Secretary
United States Olympic Committee                                  General, United States Olympic Committee
One Olympic Plaza
Colorado Springs, Colorado 80909

Ronnie C. Chan                                      U.S.A.       Director; Chairman of Hang Lung Development
Hang Lung Development                                            Group
   Company Limited
28/F, Standard Chartered
   Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                                      U.S.A.       Director; Investments
5851 San Felipe, Suite 850
Houston, TX 77057

Paulo V. Ferraz Pereira                             Brazil       Director; President and Chief Executive Officer of
Meridional Financial Group                                       Meridional Financial Group
Av. Rio Branco, 138-15th andar
20057-900 Rio de Janeiro - RJ
Brazil

Wendy L. Gramm                                      U.S.A.       Director; Director, Regulatory Studies Program of
P. O. Box 39134                                                  the Mercatus Center, George Mason University
Washington, D.C.  20016

Ken L. Harrison                                     U.S.A.       Director; Chairman and Chief Executive Officer,
121 S. W. Salmon Street                                          Portland General Electric Company
Portland, OR 97204

Robert K. Jaedicke                                  U.S.A.       Director; Professor (Emeritus), Graduate School of
Graduate School of Business                                      Business, Stanford University
Stanford University
Stanford, CA 94305

Name and Business Address                         Citizenship    Position and Occupation
-------------------------                         -----------    -----------------------
Charles A. LeMaistre                                U.S.A.       Director; President (Emeritus), University of Texas
7 Bristol Green                                                  M.D. Anderson Cancer Center
San Antonio, TX 78209

John Mendelsohn                                     U.S.A.       Director; President, University of Texas
University of Texas                                              M.D. Anderson Cancer Center
M.D. Anderson Cancer Ctr.
1515 Holcombe
Houston, Texas 77030

Jerome J. Meyer                                     U.S.A.       Director; Chairman and Chief Executive Officer,
14200 SW Karl Braun Drive                                        Tektronix, Inc.
Beaverton, OR 97077

Frank Savage                                        U.S.A.       Director; Chairman, Alliance Capital Management
1345 Avenue of the Americas                                      International
39th Floor
New York, New York 10105

John A. Urquhart                                    U.S.A.       Director; Senior Advisor to the Chairman of Enron
John A. Urquhart Assoc.                                          Corp.; President, John A. Urquhart Associates
111 Beach Road
Fairfield, CT 06430

John Wakeham                                         U.K.        Director; Former U.K. Secretary of State for Energy
1 Salisbury Square                                               and Leader of the Houses of Commons and Lords
London EC4Y 8JB
United Kingdom

Herbert S. Winokur, Jr.                             U.S.A.       Director; Chairman and CEO, Capricorn Holdings,
Capricorn Holdings, Inc.                                         Inc.
30 East Elm Ct.
Greenwich, CT 06830

Kenneth L. Lay                                      U.S.A.       Director; Chairman and Chief Executive Officer
1400 Smith Street
Houston, TX  77002

J. Clifford Baxter                                  U.S.A.       Executive Vice President and Chief Strategy
1400 Smith Street                                                Officer
Houston, TX 77002

Name and Business Address                         Citizenship    Position and Occupation
-------------------------                         -----------    -----------------------
Richard B. Buy                                      U.S.A.       Executive Vice President and Chief Risk Officer
1400 Smith Street
Houston, TX  77002

Richard A. Causey                                   U.S.A.       Executive Vice President and Chief Accounting
1400 Smith Street                                                Officer
Houston, TX 77002

Mark E. Koenig                                      U.S.A.       Executive Vice President, Investor Relations
1400 Smith Street
Houston, TX  77002

James V. Derrick, Jr.                               U.S.A.       Executive Vice President and General Counsel
1400 Smith Street
Houston, TX  77002

Steven J. Kean                                      U.S.A.       Executive Vice President and Chief of Staff
1400 Smith Street
Houston, TX 77002

Andrew S. Fastow                                    U.S.A.       Executive Vice President and Chief Financial
1400 Smith Street                                                Officer
Houston, TX  77002

Mark A. Frevert                                     U.S.A.       Chairman of the Board, Chief Executive Officer
1400 Smith Street                                                and Managing Director, Enron North America
Houston, TX  77002                                               Corp.

Stanley C. Horton                                   U.S.A.       Chairman and Chief Executive Officer, Enron Gas
1400 Smith Street                                                Pipeline Group
Houston, TX  77002

Rebecca Mark-Jusbasche                              U.S.A.       Director; Chairman and Chief Executive Officer,
1400 Smith Street                                                Azurix Corp.
Houston, TX  77002

J. Mark Metts                                       U.S.A.       Executive Vice President, Corporate Development
1400 Smith Street
Houston, TX  77002

Cindy K. Olson                                      U.S.A.       Executive Vice President, Human Resources and
1400 Smith Street                                                Community Relations
Houston, TX 77002

Jeffrey McMahon                                     U.S.A.       Managing Director and Chief Commercial Officer,
1400 Smith Street                                                Enron Net Work LLC
Houston, TX 77002

Name and Business Address                         Citizenship    Position and Occupation
-------------------------                         -----------    -----------------------
Michael S. McConnell                                U.S.A.       Executive Vice President, Technology
1400 Smith Street
Houston, TX 77002

Lou L. Pai                                          U.S.A.       Chairman, President and Chief Executive Officer,
1400 Smith Street                                                Enron Energy Services, Inc.
Houston, TX  77002

Kenneth D. Rice                                     U.S.A.       Co-Chief Executive Officer and President, Enron
1400 Smith Street                                                Broadband Services, Inc.
Houston, TX  77002

Jeffrey K. Skilling                                 U.S.A.       Director; President and Chief Operating Officer,
1400 Smith Street                                                Enron Corp.
Houston, TX  77002

Joseph W. Sutton                                    U.S.A.       Vice Chairman, Enron Corp.
1400 Smith Street
Houston, TX  77002

Joseph M. Hirko                                     U.S.A.       Co-Chief Executive Officer, Enron Broadband
1400 Smith Street                                                Services, Inc.
Houston, TX 77002

                                  SCHEDULE III

                        DIRECTORS AND EXECUTIVE OFFICERS
                         ECT MERCHANT INVESTMENTS CORP.


Name and Business Address                         Citizenship    Position and Occupation
-------------------------                         -----------    -----------------------
Each of the following person's
business address is
1400 Smith Street
Houston, Texas 77002

Mark A. Frevert                                     U.S.A.       Director; Chairman, Chief Executive Officer and
                                                                 Managing Director

James V. Derrick, Jr.                               U.S.A.       Director

Mark E. Haedicke                                    U.S.A.       Director; Managing Director and General Counsel

David W. Delainey                                   U.S.A.       President and Managing Director

Raymond M. Bowen, Jr.                               U.S.A.       Managing Director

Jeffrey M. Donahue                                  U.S.A.       Managing Director

Robert J. Hermann                                   U.S.A.       Managing Director and General Tax Counsel

Jeffrey McMahon                                     U.S.A.       Managing Director, Finance and Treasurer

Julia Heintz Murray                                 U.S.A.       Managing Director, General Counsel, Finance and
                                                                 Secretary

Gregory F. Piper                                    U.S.A.       Managing Director

                                   SCHEDULE IV

                        DIRECTORS AND EXECUTIVE OFFICERS
                    ENRON PONDEROSA MANAGEMENT HOLDINGS, INC.


Name and Business Address                         Citizenship    Position and Occupation
-------------------------                         -----------    -----------------------
Each of the following person's
business address is 1400 Smith Street,
Houston, TX 77002

James V. Derrick, Jr.                               U.S.A.       Director

Mark A. Frevert                                     U.S.A.       Director, Chief Executive Officer and Managing
                                                                 Director

Mark E. Haedicke                                    U.S.A.       Director; Managing Director and General Counsel

David W. Delainey                                   U.S.A.       Director, President and Managing Director

Raymond M. Bowen, Jr.                               U.S.A.       Managing Director

Richard B. Buy                                      U.S.A.       Managing Director

Andrew S. Fastow                                    U.S.A.       Managing Director

Robert J. Hermann                                   U.S.A.       Managing Director and General Tax Counsel

Michael J. Kopper                                   U.S.A.       Managing Director

Julia Heintz Murray                                 U.S.A.       Managing Director, General Counsel, Finance and
                                                                 Secretary

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
         Exhibit 1.        Amendment to Note Agreements among the Issuer,
                           ECT Merchant, Sundance, ENA CLO I Holding Company I
                           L.P. ("ENA CLO"), and ENA, as Servicer of certain
                           investments held by ENA CLO.

         Exhibit 2.        Convertible Promissory Note (Term Loan D) dated as of
                           June 5, 2000 issued by the Issuer to ECT Merchant

         Exhibit 3. Warrant dated as of June 5, 2000 issued by the Issuer to ECT Merchant in the amount of 100,000 shares

         Exhibit 4.        Registration Rights Agreement dated as of June 5,
                           2000 between the Issuer and ECT Merchant

         Exhibit 5.        Release of Claims dated as of June 5, 2000 by the
                           Issuer in favor of ECT Merchant and its affiliates

         Exhibit 6.        Amendment to Warrant Agreement dated as of June 5,
                           2000 between the Issuer and ECT Merchant